UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 October 2005
Number 40/05

BHP BILLITON TO INCREASE CAPACITY AT WESTERN AUSTRALIAN
IRON ORE OPERATIONS

BHP Billiton today announced approval for the Rapid Growth Project 3 (RGP3) which will increase capacity at its Area C iron ore mine in Western Australia by 20 million tonnes per annum (Mtpa) to 42Mtpa. Work on the project will commence immediately, with initial production forecast to begin in the fourth quarter of calendar year 2007.

The Board has approved capital expenditure of US$1.3 billion for BHP Billiton's 85 per cent share of the project. This includes approximately US$235 million of sustaining capital required for the replacement of ageing port and rail infrastructure. The capital expenditure fully reflects recent cost increases that have been experienced in the resources sector in Western Australia.

The RGP3 scope includes the development of a new pit at the Area C 'E Deposit' and the construction of new crushing and screening facilities at the mine's 'C Deposit'.

Port and rail facilities will also be expanded to facilitate this capacity increase and position the business for further staged growth. The expansion will include a new stockyard, upgraded car dumper and ship loading facilities, as well as additional rolling stock and rail sidings.

Due to the nature of the expansion activities, particularly in relation to the berth and car dumper upgrades, some latent capacity will result at the port operations. This capacity will be taken up as future expansions come on line.

President BHP Billiton Iron Ore Graeme Hunt said RGP3 is part of the company's broad investment program to meet growing demand for all steel making raw materials.

"The project builds on our outstanding track record of bringing new production capacity on line over the past few years and lays the foundation for further expansions that will drive the future success of our business," he said.

"We are currently in the feasibility stage for Rapid Growth Project 4, which is focussed on expanding the Newman operations, and are studying further growth options to ensure we continue meeting customer needs over coming decades."

Since 2001 BHP Billiton has increased production at its Western Australian iron ore operations from around 68Mtpa to over 100Mtpa in 2005. This has been achieved through the completion of projects such as Area C and the Products and Capacity Expansion in 2003 and 2004 respectively, the Accelerated Expansion in 2004, and more recent projects including RGP1. All of these projects have been completed on time and within budget.

The RGP2 expansion also remains on schedule and budget with initial production forecast to commence in the second half of calendar year 2006.

Key elements of RGP3 include:

Area C

  Development of a new pit at 'E Deposit';
  Construction of an overland conveyor from 'E Deposit' to the main processing facilities at 'C Deposit';
  Construction of new crushing and screening facilities at 'C Deposit';
  Second blending yard at 'C Deposit'.

Port

  Car dumper upgrades at Nelson Point;
  Conveyor upgrades at Nelson Point;
  'C Berth' upgrade to take 250,000dwt vessels at Finucane Island;
  Increased ship loading speed and flexibility at Finucane Island.

Rail

  New mainline and spur sidings;
  Loop modifications at Area C;
  Additional locomotives;
  Additional ore wagons.

Following completion of RGP3 and the previously announced RGP2, the total system capacity of the Western Australian iron ore operations will be 129Mtpa.

BHP Billiton's partners in the Mt Newman Joint Venture are ITOCHU Minerals & Energy of Australia and Mitsui-Itochu Iron.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 20 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary